Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization

U.S. Subsidiaries

Veeco ALD Inc.	DE

Veeco APAC Inc.	DE

Veeco Process Equipment Inc.	DE

Veeco TK LLC	DE

Foreign Subsidiaries

Nihon Veeco K.K.	Japan

Veeco ALD Korea Ltd.	South Korea

Veeco Asia Pte. Ltd.	Singapore

Veeco Malaysia Sdn. Bhd.	Malaysia

Veeco Korea LLC	South Korea

Veeco Instruments GmbH	Germany

Veeco Instruments Limited	England

Veeco Instruments (Shanghai) Co. Ltd.	China

Veeco Taiwan Inc.	Taiwan